UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2009
Commission File Number 001-32696

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

COPA HOLDINGS, S.A. HOLDS ANNUAL SHAREHOLDERS MEETING

Copa Holdings, S.A., held its Annual Shareholders Meeting (the “Meeting”) at Copa Airlines’ headquarters, located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama on May 6, 2009, at 3:00 p.m. EDT (2:00 p.m. Local Time).

The proposals approved at this meeting were the following:

The Class A Shareholders of Copa Holdings, S.A. approved:
A.	The nomination of Mr. Jose Castañeda as nominee for election as an independent director of the Company, to hold office until the 2011 Annual Shareholders’ Meeting.

The Class B Shareholders of Copa Holdings, S.A. approved:
A.	The election of five directors, including the independent director named above, to hold office until the 2011 Annual Shareholders’ Meeting. The elected directors were:
1.	Mr. Stanley Motta;
2.	Mr. Alberto Motta
3.	Mr. Jaime A. Arias;
4.	Mr. Joseph Fidanque; and
5.	Mr. José Castañeda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 05/08/09
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO